Exhibit 99.7

(FORMERLY KEEGAN RESOURCES INC.)

MANAGEMENT DISCUSSION AND ANALYSIS
Nine months ended December 31, 2012 and year ended March 31, 2012
_______________________

ASANKO GOLD INC. (Formerly Keegan Resources Inc.)

Management Discussion & Analysis
Nine months ended December 31, 2012 and year ended March 31, 2012

This Management’s Discussion and Analysis (“MD&A”) of Asanko Gold Inc. (formerly Keegan Resources Inc.) (“Asanko” or the “Company”) has been prepared by management as of March 28, 2013 and should be read in conjunction with the Company’s audited annual consolidated financial statements for the nine months ended December 31, 2012 and the year ended March 31, 2012 and the related notes thereto. The Company changed its fiscal year end from March 31 to December 31 and, as such, this MD&A reflects a nine month fiscal period. All financial information has been prepared in accordance with International Financial Reporting standards as issued by the International Accounting Standards Board (“IFRS”). All dollar amounts herein are expressed in United States dollars unless stated otherwise. References to C$ are to Canadian dollars.

This MD&A contains Forward Looking Information. Please read the Cautionary Statements on page 23 carefully.

Description of the Business

The Company was incorporated on September 23, 1999 under the laws of British Columbia.   The Company’s shares trade on the Toronto Stock Exchange (“TSX”) and NYSE MKT Equities Exchange (formerly American Stock Exchange) under the symbol “AKG”.  The Company’s primary asset is it’s Esaase Gold Project (“Esaase” or the “Property”) located on the Asankrangwa gold belt in Ghana.

The Company is focused on executing its three-pronged strategic approach of:

•	Production – near term, low cost production at Esaase planned for 2015
•	Growth – exploration and strategic acquisitions of land to develop organic growth opportunities
•	Value – deliver value with strong human and financial resources

Highlights for the 9 months ended December 31, 2012 and the subsequent period to March 28, 2013

•	Carried out a thorough review of the Esaase project development strategy and re-engineered the project, including:
 -  a processing plant with a reduced capacity and improved process design to substantially reduce the upfront capital requirements for the project, and
 -  an improved mine plan featuring higher grade feed to the processing plant and/or a lower strip ratio in the early years of the mine life.
•	Completed an Esaase conceptual study in August 2012, which showed that a 4.0 Mtpa plant had a capital cost of approximately $260 million.
•
Updated the Mineral Resources at Esaase – Measured and Indicated resource of 68.92 million tonnes averaging 1.73 g/t gold for 3.83 million ounces and Inferred resource of 22.23 million tonnes averaging 1.75 g/t for 1.25 million ounces, all at a 0.8 g/t cut-off.

•	Initiated a Pre-feasibility Study (“PFS”) based on the updated Mineral Resource and the revised engineering design – completion Q1 2013 with market release in early Q2 2013.
•	Enhanced strong financial position with additional $32.6 million raised – current treasury $199 million and potential for warrant exercise to provide an additional C$37.8 million.
•	Welcomed Highland Park as a strategic investor in the Company with an initial 9.6% shareholding and appointed Colin Steyn, an experienced mining executive, to the Board of Directors.
•
Recruited experienced management team with proven mine building capability as a first step in embedding the capability within Asanko to drive the transition from explorer to developer and ultimately producer.

•	Completed the Land Swap Transaction to acquire 10.3 square kilometers of high-priority exploration ground immediately on strike to the south-west of the Esaase main zone.
•	Reached a complete final out of court settlement of the concession litigation initiated by Sametro Co. Ltd. (“Sametro”)

ASANKO GOLD INC. (Formerly Keegan Resources Inc.)

Management Discussion & Analysis
Nine months ended December 31, 2012 and year ended March 31, 2012

Esaase Gold Property

The Esaase Gold Property is located in the Amansi West District of Ghana, approximately 35km south west of the regional capital Kumasi. The property consists of several mining concessions of which the three largest are the Esaase Concession, Jeni River Concession and Sky Gold Concession.  The Esaase Concession is approximately 10km in a northeast direction by 4km in a northwest direction covering 42.32 square kilometers.

Engineering and Development

During the period, the Company initiated a revised PFS with DRA Minerals of Johannesburg, South Africa. The basis for the study is, as follows:
•	4.0 – 5.0 million tonnes per year mining and processing rate,
•	metallurgical process design utilizing flotation to substantially reduce the upfront project capital requirements and reduce operating costs, and
•	an improved mine design plan based on a 0.6 g/t to 0.8 g/t cut-off and selective mining, resulting in higher grade feed to the processing plant.
The Company expects to substantially complete the PFS at the end of the first quarter of 2013 and to announce the final results early in the second quarter of 2013.

In support of the PFS, the Company initiated a comprehensive metallurgical test work program at Amdel Laboratory in Perth, Australia, designed to confirm the following:

•	Earlier and extensive metallurgical test work showed that the Esaase ore body is amenable to recovery via the use of flotation.
•
Examination of those results showed that this flowsheet could be further optimized through grind optimization tests, free gold recovery, flotation reagents suites and residence time in the float and leach plants.

•	Having recently upgraded the Mineral Resource Estimate (“MRE”) it is clear that the expected float results could improve as the Esaase gold grades are now considerably higher than previously modeled.
•	Extensive tailings characterization tests will also be completed on the Esaase material. The new flowsheet should improve environmental impacts for the project.
•	Part of this program will re-evaluate the CIL flowsheet from previous work completed by Asanko.
•	The samples being used for this test program closely resemble the mine plan for the first four to five years of production and include weathered, transition and fresh ore.

The integrated metallurgical test work program was completed early in 2013, and showed significantly improved recoveries of approximately 92%, a 5% increase.  The extensive final tests completed on the individual ore types returned average recoveries of:

•  85% for the oxide ore;
•  90% for transition ore; and
•  95% for fresh ore

ASANKO GOLD INC. (Formerly Keegan Resources Inc.)

Management Discussion & Analysis
Nine months ended December 31, 2012 and year ended March 31, 2012

There is still some test work that is in progress and is focusing on the optimization of the crushing and milling circuits, confirmation of the effect of concentrate regrind on leach kinetics, and CIL tailings detoxification characterization analysis.

The PFS flow sheet will comprise two stages of crushing, ball milling with an integrated gravity (free) gold recovery circuit, followed by flotation. The recovered flotation concentrate represents roughly 9% of the feed to the metallurgical plant. The concentrate will then be processed through a significantly smaller and more environmentally friendly conventional CIL circuit.

During the period, the Company recruited key executive and technical personnel as part of its initial steps towards building the organizational capability within Asanko as it transitions to a gold producer.

These appointments are:

Peter Breese – President & CEO
Peter has over 25 years executive, operational and project management experience in the global mining industry in the base and precious metals sectors. He is currently a Director of TSX listed Coalspur Mines Limited. He has held a number of senior executive positions including CEO of Mantra Resources, CEO of Norilsk Nickel International, COO of LionOre, as well as senior management and board positions with Impala Platinum Holdings (South Africa), Mimosa Mining Company (Zimbabwe), Zimasco (Zimbabwe) and BCL (Botswana).

ASANKO GOLD INC. (Formerly Keegan Resources Inc.)

Management Discussion & Analysis
Nine months ended December 31, 2012 and year ended March 31, 2012

Tony Devlin – Chief Operating Officer
Tony has over 30 years executive, operational and project management experience in Africa. Most recently Tony was Managing Director ("MD") of Mantra Resources in Tanzania. Prior to that he was MD of Williamson Diamonds in Tanzania and also held a number of executive management positions with Anglo American including CEO of Zimbabwe Alloys (Zimbabwe).

Hugo Truter – General Manager, Projects
Hugo has over 25 years project and operational management experience in Africa. He is the former Manager - Engineering for Mantra Resources in Tanzania and former Head of Engineering at Tati Nickel in Botswana. His previous work experience spans across base metals, gold, platinum and diamonds. Hugo was notably Project Manager for one of the world's largest DMS plants constructed at Tati. Hugo also served in the capacity of Acting General Manager at Tati Nickel for a number of years.

Ed Munnik – Manager, Process
Ed has in excess of 25 years of project and operational management experience. He is the former Manager - Metallurgy for Mantra Resources in Tanzania and the former Metallurgical Executive for LionOre in Africa. Ed worked for the Anglovaal group for 22 years, a period that included a role as Project Director and later COO of Chambishi Metals in Zambia. He has worked in the gold, base metals and uranium industries.

Fausto Di Trapani – Financial Controller, Africa
Fausto is a Chartered Accountant with extensive financial reporting, structuring and project accounting experience in large, multinational mining groups. He is the former Financial Controller for Mantra Resources. Previously he was Senior Financial Manager for Norilsk Nickel International and Financial Manager at BHP Billiton Energy Coal division.

Acquisitions

During the period, the Company completed the acquisition of the Small Scale Mining Reserve located immediately on strike to the southwest of the Esaase main zone. The area was previously reserved by the Government of Ghana exclusively for small scale mining activity. The Company reached an Agreement (the "Land Swap Transaction") in April 2012 with the Mpatoam Small Scale Mining Company under which it has exchanged a portion of its Jeni River Mining Lease (12.5 square kilometres) for the Small Scale Mining Reserve (10.3 square kilometres). On October 30, 2012 the Minister of Lands and Natural Resources approved the certificate of surrender of the Small Miners concessions and on November 20, 2012 the Minerals Commission updated the official Mineral Cadastral Map to reflect the relinquished Jeni River concession area and Asanko's addition of the Small Scale Mining Reserve to the Jeni River Mining Lease.

Exploration

During the period the Company re-initiated its exploration program at both Esaase and Asumura as part of its three-pronged strategy to generate organic growth opportunities.  Benjamin Gelber was appointed Asanko’s new Manager, Exploration.

The newly acquired ground now part of the Jeni River Mining Lease, represents a high-priority exploration target located approximately two kilometres southwest of the Esaase main zone. Electromagnetic survey data and mapping of alluvial workings in the area show that there are two significant sources of alluvial gold in the Jeni River drainage area -- the Esaase main zone and the new target.

ASANKO GOLD INC. (Formerly Keegan Resources Inc.)

Management Discussion & Analysis
Nine months ended December 31, 2012 and year ended March 31, 2012

The current top exploration priority is the evaluation of this newly acquired ground. Work was initiated in late 2012 and is ongoing.

Reserves and Resources

During the nine months ended December 31, 2012 the Company announced the results of a revised mineral resource estimate for Esaase.  The resource estimate is based upon approximately 200,000 metres of RC drilling and 78,000 metres of diamond drilling carried out over the past five years at Esaase.  The revised Esaase mineral resource estimate consists of:

•         Measured and Indicated resource of 68.92 million tonnes averaging 1.73 grams per tonne gold for 3.83 million ounces, and
•         Inferred resource of 22.23 million tonnes averaging 1.75 grams per tonne gold for 1.25 million ounces.

The revised resource estimate, based on a cut-off grade of 0.8 grams per tonne of gold, was prepared using the same information used to compile the previous resource estimate at Esaase (see the Company’s Management Discussion and Analysis dated for the year ending March 31, 2012) which was stated at a cut-off of 0.4 grams per tonne of gold.  The purpose of revising the resource was to serve as a basis for the revised PFS.

The mineral resource estimate was completed by Minxcon Pty Ltd. (“Minxcon”) of Johannesburg, South Africa and reported in accordance with National Instrument 43-101 requirements and the South African Code for Reporting of Exploration Results (SAMREC) which is consistent with the CIM Estimation Best Practice Guidelines in Canada.  The resource estimate was prepared by Charles J. Muller, B.Sc. Geology (Hons), Pr.Sci.Nat., MGSSA, a Director of Minxcon.  An updated NI 43-101 Technical Report was filed on SEDAR at www.sedar.com on or November 23, 2012.

A preliminary open pit optimization was run on the estimated grade model to support the requirement that Mineral Resources have reasonable prospects for economic extraction.  The resource estimate assumes a long-term gold price of $1,150 per ounce, consistent with the gold price assumption made in the September 2011 PFS.  All production and technical parameters assumed for the revised estimate were based on work completed by DRA, a Johannesburg based engineering consultancy, as part of a Conceptual Study completed in August 2012 and outlined in the Company’s Management Discussion and Analysis for the three months ended June 30, 2012.

The table below represents the mineral resource at several cut-off grades which are provided for comparison purposes.  The effective date of the resource is October 10, 2012 and the resource includes all drill results as at March 31, 2012.

Cut-Off	Resource	Tonnes	Gold Grade	Gold Ounces
Au g/t	Category	(Mt)	(g/t)	(Moz)
0.4	Measured	30.14	1.27	1.23
	Indicated	98.99	1.17	3.73
	Total M&I	129.13	1.19	4.96
	Inferred	49.39	1.11	1.76
0.6	Measured	23.38	1.49	1.12
	Indicated	71.25	1.44	3.29
	Total M&I	94.63	1.45	4.41
	Inferred	33.59	1.40	1.51
0.8	Measured	17.52	1.75	0.99
	Indicated	51.40	1.72	2.85
	Total M&I	68.92	1.73	3.83
	Inferred	22.23	1.75	1.25
1.0	Measured	12.96	2.05	0.86
	Indicated	37.60	2.02	2.44
	Total M&I	50.56	2.03	3.30
	Inferred	16.00	2.09	1.08

ASANKO GOLD INC. (Formerly Keegan Resources Inc.)

Management Discussion & Analysis
Nine months ended December 31, 2012 and year ended March 31, 2012

CIM Definition Standards were followed for Mineral Resources.  Mineral Resources are reported on a 100% basis; Asanko has a 90% interest in this project with the Ghanaian Government owning a standard 10% free-carried interest.

Financing

On November 5, 2012, the Company completed a non-brokered private placement for gross proceeds of C$32.5 million by issuing 9,443,500 units (the “Units”) of the Company at a price of C$3.44 per Unit (the “Offering”). The price of the Units was the five-day volume weighted average market price based on the date of signing of the principal subscription agreements.  Each Unit consisted of one Common Share of the Company as well as one Warrant to purchase a Common Share in the Company for a period of two years at a price of C$4.00 per share. Should the Company's share price trade at a price of greater than C$6.00 per share for a period of twenty consecutive trading days, the Company will have the right to accelerate the exercise period of the Warrants to 30 days. The exercise of all of the Warrants within the Offering would raise an additional C$37.8 million.

The Offering has resulted in Highland Park acquiring a 9.6% ownership interest in the Company with the option to increase their interest to 17.3% upon exercise of the Warrants.  The placement significantly strengthens the Company’s already strong financial position as well as provides access to Highland Park’s substantial resource management skills. Funds from the placement will enable the Asanko to fast track the Company’s flagship Esaase project in Ghana to becoming a significant gold producer.

The key investors in Highland Park include the original founders and former executives of Toronto based LionOre Mining International Limited (“LionOre”). LionOre was acquired in 2007 for $6.3 billion by Norilsk Nickel. Highland Park was also involved in the development and strategic direction of Mantra Resources into a leading uranium explorer and developer prior to its acquisition by ARMZ Uranium Holding Co. in 2011.

In conjunction with welcoming Highland Park as a strategic investor, the Company invited Mr Colin Steyn, previously CEO of LionOre and currently the Chairman of Coalspur Mines, to join the Board of Asanko. Mr Steyn was a Director of LionOre from 1998 and was appointed President and CEO in 1999. Prior to this, Mr Steyn was Executive Director in charge of metallurgical operations in Zimbabwe for Rio Tinto. Mr Steyn holds an MBA from Cranfield University, UK and is currently a Director of Mirabela Nickel and the Chairman of Coalspur Mines.

ASANKO GOLD INC. (Formerly Keegan Resources Inc.)

Management Discussion & Analysis
Nine months ended December 31, 2012 and year ended March 31, 2012

There were no fees or broker warrants associated with the financing. The financing was not registered under the securities laws of the United States and was not offered to US Persons except where permitted by exemptions form US registration requirements. All securities issued under the Offering are subject to a four-month resale restriction expiring March 3, 2013.

The Company has been judicious in its protection of the capital it has on hand by investing only in high interest savings accounts and Guaranteed Investment Certificates and has no investments in asset-backed commercial papers.

ASANKO GOLD INC. (Formerly Keegan Resources Inc.)

Management Discussion & Analysis
Nine months ended December 31, 2012 and year ended March 31, 2012

Expenditures

For the nine months ended December 31, 2012, the Company incurred $2.2 million of exploration and evaluation expenditures on its Esaase Gold Property in areas where the technical feasibility and economic recoverability has not yet been established. These costs were incurred to complete an exploration and evaluation drill program in the Dawohodo and Bilpraw areas. During June 2012, exploration drilling was suspended but the Company has since re-initiated its exploration program at both Esaase and Asumura as part of its three-pronged strategy to generate organic growth opportunities.

Exploration and evaluation expenditures
	Nine months ended December 31, 2012	Year ended March 31, 2012

Esaase:
Camp operations	$437,774	$1,091,202
Development support costs	-	559,643
Equipment and infrastructure	-	951,673
Engineering studies	-	2,989,662
Exploration drilling	529,152	2,933,027
Exploration support costs	844,550	1,703,947
Sustainability	-	1,102,038
Technical and in-fill drilling	-	3,570,062
Share-based payments VAT receivable allowance	309,251 65,699	2,379,808 1,133,712
	2,186,426	18,414,774

Asumura:	2,988	-
Total exploration and evaluation expenditures	$2,189,414	$18,414,774

The results of the September 2011 PFS for the Esaase project indicated the technical feasibility and commercial viability of the extraction of mineral resources in the area. As per the Company’s accounting policy for exploration and evaluation expenditures (refer to note 3(f) in the audited annual consolidated financial statements for the nine months ended December 31, 2012), once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, further costs incurred for the development of the project are capitalized as mineral interests. Effective October 1, 2011 the Company began capitalizing costs associated with the development of the Esaase project. During the nine months ended December 31, 2012, the Company capitalized $17.8 million, of development costs to mineral interests and development assets.

ASANKO GOLD INC. (Formerly Keegan Resources Inc.)

Management Discussion & Analysis
Nine months ended December 31, 2012 and year ended March 31, 2012

Development costs capitalized to mineral interests
	Nine months ended December 31, 2012	Year ended March 31, 2012

Esaase:
Camp operations	$2,017,952	$1,805,286
Development support costs	8,305,493	1,739,940
Feasibility studies and engineering	3,215,037	5,491,739
Sustainability	2,755,749	2,408,183
Share-based payments VAT receivable allowance	1,401,269 96,757	1,502,166 282,743
Total development costs for the period	$17,792,257	$13,230,057

Free carried interest to the Ghanaian government

Pursuant to the provisions of the Ghanaian Minerals and Mining Act of 2006, on March 31, 2011, the Ghanaian government acquired, for zero proceeds, a 10% free carried interest in the rights and obligations of the mineral operations of both Esaase Gold Property and Keegan Resources Ghana Limited (“Asanko Ghana”). Asanko Ghana has reserved for issue 10% of its common shares to the Ghanaian government, and one government representative was appointed to its Board of Directors. The 10% ownership stake represents a non-participating interest where the Ghanaian Government is entitled to 10% of declared dividends from the net profit of Asanko Ghana at the end of a financial year but does not have to contribute to its capital investment.

Ghanaian mining royalties and taxes

On March 19, 2010, the government of Ghana amended section 25 of the Minerals and Mining Act of 2006 (Act 703) which stipulates the royalty rates on mineral extraction payable by mining companies in Ghana. The Act now requires the holder of a mining lease, restricted mining lease, or small scale mining license to pay a royalty in respect of minerals obtained from its mining operations to Ghana at the rate of 5% of the total revenue earned from minerals obtained by the holder. Currently, uncertainty exists on how this amendment will affect the Esaase Gold property’s existing mining lease and whether the rate will change as the Company goes through negotiations with the government with respect to a stability agreement on the project.

Changes to the Ghanaian tax system were announced and substantively enacted during the year ended March 31, 2012. Corporate tax rates rose from 25% to 35% and capital deductions were reduced from an 80% deduction in year one to a straight-line depreciation of 20% per year over 5 years. A 10% windfall profit tax has been proposed but to date has not been enacted. The windfall profit tax will be calculated based on taxable income less taxes paid, capital expenditures incurred, additions to inventory and various other deductions and additions.

Esaase option agreement suit

Asanko Ghana was named jointly with the Ghana Minerals Commission as a co-defendant in a legal suit by Sametro. Sametro, had originally optioned the Esaase gold property to the Company (the “Litigation”).

On November 28, 2012, the Company announced it had reached a complete and final out-of-court settlement of the Litigation.  All litigants executed a definitive Deed of Settlement which included a consent case dismissal, mutual releases, an indemnity for Asanko as well as a retraction by Sametro of certain allegations of wrongdoing that it had made in connection with the dispute.

ASANKO GOLD INC. (Formerly Keegan Resources Inc.)

Management Discussion & Analysis
Nine months ended December 31, 2012 and year ended March 31, 2012

PMI Merger

In December 2012, the Company entered into a definitive arrangement agreement with PMI Gold Corp. (“PMI”) to combine their respective businesses (the "Merger") and to create a leading West African gold development company.  The proposed Merger was to be effected by way of court-approved plan of arrangement of PMI (the "Arrangement") under the Business Corporations Act of British Columbia.

On February 18, 2013, Asanko and PMI jointly announced that they had terminated the Arrangement in accordance with its terms. The decision came as a result of the mutual determination of Asanko and PMI that it was unlikely that PMI's shareholders would approve the Merger contemplated by the Arrangement. The termination of the Arrangement was not on account of any differences arising between the respective boards about valuation issues or on account of any new facts having come to their attention. Asanko and PMI agreed that no termination fee would be payable as a result of the mutual termination of the Arrangement and the parties released each other from all obligations in respect of the Arrangement.

Asumura Gold Property

The Company entered into an option agreement with GTE Ventures Limited (“GTE”) dated February 18, 2005 and subsequently amended, through which it acquired an undivided 100% private interest in the Asumura Reconnaissance Concession (“Asumura property”) located in the Republic of Ghana, West Africa.

The Asumura property is subject to a 3.5% NSR royalty; 50% of which may be purchased for $2,000,000 from GTE and the remaining 50% may be purchased for an additional $4,000,000. If the property is converted to a Mining License, in accordance with Ghanaian law, it will become subject to a further 5% royalty and 10% carried interest by the Ghanaian government.

During the second quarter of the fiscal year ending March 31, 2011, the Company initiated its drill program on the Asumura Gold Property and completed the field program in March 2011.

During the period, the Company re-initiated exploration activity on its Assumura concession based on a recent analysis of the structural geology of the property.

ASANKO GOLD INC. (Formerly Keegan Resources Inc.)

Management Discussion & Analysis
Nine months ended December 31, 2012 and year ended March 31, 2012

Selected Annual Information

	December 31, 2012	March 31, 2012	March 31, 2011

Total revenue	$NIL	$NIL	$NIL
Loss for the year	$13,546,202	$38,152,585	$34,852,715
Loss per share – basic and diluted	$0.17	$0.51	$0.71
Total assets	$254,296,574	$226,935,263	$248,798,638
Total long-term financial assets	$NIL	$NIL	$NIL
Cash dividends declared per share	$NIL	$NIL	$NIL
Working capital	$201,741,827	$193,686,643	$231,496,596

Results of Operations

Three months ended December 31, 2012 and 2011

During the three months ended December 31, 2012 (the “Quarter”), Asanko incurred a loss of $6.1 million or $0.07 per share compared to a loss of $2.7 million or $0.04 per share during the same period in the previous year, an increase of $3.4 million or approximately 122%.

Administration expenses incurred during the three months ended December 31, 2012 were $4.3 million compared to $3.8 million. Consulting fees, directors’ fees and wages and benefits were $1.8 million during the Quarter as compared to $1.3 million in the same period of the previous year, an increase of $0.5 million or approximately 38%. The increase was due to an increase in corporate wages due to the hiring of the new management team and timing of annual incentive payments to align with the change in year end.

Other significant increases in administration expenses included the following:

•
Office, rent and administration (by $0.2 million or 72%) as the Company’s share of office expenditures increased during the year. In addition there were additional tenancy costs paid to relinquish the Company of some future tenancy costs.

Exploration and evaluation expenditures were $0.3 million during the three months ended December 31, 2012 as compared to $1.3 million in the same period of the previous year, a decrease of $1.0 million or 77%. In June 2012 the Company put exploration programs on hold in an effort to conserve cash for deployment in advancing Esaase to production. This conservation of cash is the reason for the significant decrease in exploration and evaluation expenditures. During the period the Company re-initiated its exploration program at both Esaase and Asumura as part of its three-pronged strategy to generate organic growth opportunities.

Foreign exchange losses were $0.2 million during the three months ended December 31, 2012 as compared to a gain of $2.0 million in the same period of the previous year, a decrease of $2.2 million. The Company’s exposure to foreign exchange fluctuations during the Quarter decreased from the same period in the prior year and the foreign exchange rates were less volatile than in the same period of the previous year.

ASANKO GOLD INC. (Formerly Keegan Resources Inc.)

Management Discussion & Analysis
Nine months ended December 31, 2012 and year ended March 31, 2012

The Company recorded $1.0 million expense for a change in the fair value of foreign currency warrants. The warrants were issued in conjunction with the November 2012 financing and were revalued at December 31, 2012 and will be revalued on a quarterly basis until they are either exercised or expire.

Business development expenses were $0.4 million during the Quarter as compared to $Nil in the same period of the previous year. These expenditures were incurred as part of the Arrangement with PMI.

Nine months ended December 31, 2012 and year ended March 31, 2012

In December 2012, the Company changed its fiscal year end from March 31 to December 31. The fiscal period for the transition year is the nine-month period from April 1, 2012 to December 31, 2012.

Loss for the nine months ended December 31, 2012 was $13.5 million compared to a loss of $38.2 million for the year ended March 31, 2012.

Administration expenses for the nine months ended December 31, 2012 were $10.8 million compared to $17.8 million in the same period in the previous year. Significant administration expenses for the nine months ended December 31, 2012 were as follows:

•	Share based compensation expense of $4.3 million (year ended March 31, 2012 - $8.8 million).
•	Consulting fees, directors’ fees and wages and benefits were $3.2 million (year ended March 31, 2012 - $4.4 million).
•	Travel, promotion and investor relations of $1.5 million ( year ended March 31, 2012 - $1.9 million)
•	Office, rent and administration expenses of $1.1 million (year ended March 31, 2012 - $1.2 million)

Exploration and evaluation expenditures were $2.2 million during the nine months ended December 31, 2012 as compared to $18.4 million in the year ended March 31, 2012. In June 2012 the Company put exploration programs on hold in an effort to conserve cash for deployment in advancing Esaase to production. This conservation of cash and the commencement of capitalizing development costs associated with the Esaase Gold Project on October 1, 2011 are the reasons for the significant decrease in exploration and evaluation expenditures. The Company is capitalizing all development costs associated with the Esaase Gold Project due to the results of the PFS. Exploration and evaluation expenditures now reflect only those expenditures incurred to identify new deposits outside of the main Esaase deposit.

Other expenses for the nine months ended December 31, 2012 were $0.5 million as compared to $1.9 million in the year ended March 31, 2012. Significant other expenses for the nine months ended December 31, 2012 were as follows:

•	Change in foreign currency warrant liability of $1.0 million (year ended March 31, 2012 - $Nil).
•	Business development expenses of $0.4 million (year ended March 31, 2012 - $Nil).

These other expenses were partially offset by a foreign exchange gain of $0.3 million (year ended March 31, 2012 – loss of $1.3 million) and interest and other income of $0.7 million (year ended March 31, 2012 - $1.6 million).

ASANKO GOLD INC. (Formerly Keegan Resources Inc.)

Management Discussion & Analysis
Nine months ended December 31, 2012 and year ended March 31, 2012

Summary of Quarterly Results

The following table is a summary of certain consolidated financial information concerning the Company for each of the last eight reported quarters:

Quarter ended	Interest and other income	Loss and comprehensive loss	Loss per share
December 31, 2012	$241,710	$6,071,918	$0.07
September 30, 2012	$291,818	$1,798,774	$0.02
June 30, 2012	$118,664	$5,675,510	$0.08
March 31, 2012	$155,117	$7,260,807	$0.10
December 31, 2011	$383,849	$2,740,892	$0.04
September 30, 2011	$392,092	$15,496,513	$0.21
June 30, 2011	$626,831	$12,654,373	$0.17
March 31, 2011	$280,720	$10,930,028	$0.14

Liquidity and Capital Resources

The Company had working capital of $201.7 million at December 31, 2012 compared to $193.7 million at March 31, 2012, representing an increase in working capital of $8.0 million. As at December 31, 2012, the Company had cash and cash equivalents of $204.6 million compared to cash and cash equivalents of $197.6 million as at March 31, 2012. The Company believes it currently has sufficient working capital on hand to meet its expected capital requirements for the coming 24 months.  However, the Company may require additional funding depending on the timing of development of the Esaase Gold Project, which has planned production commencing in 2015.

Additional funds may be received through the exercise of outstanding common stock warrants and options or through the sale of additional common shares either as a private placement or common stock offering.  The Company may also consider other forms of project financing that may include but won’t be limited to debt.

During the nine months ended December 31, 2012, cash used in operating activities was primarily attributable to exploration programs carried out on the Company’s mineral properties and administration expenses.  The Company’s investing activities primarily consisted of development expenditures, the purchase of equipment and mineral interest acquisition costs related to the Esaase Gold Project and the receipt of interest on cash and cash equivalents. Financing activities included a private placement on November 5, 2012, raising $32.6 million. In addition the Company could raise an additional C$37.8 million if the associated warrants are exercised.

ASANKO GOLD INC. (Formerly Keegan Resources Inc.)

Management Discussion & Analysis
Nine months ended December 31, 2012 and year ended March 31, 2012

As at December 31, 2012, the other sources of funds potentially available to the Company are through the exercise of 284,050 broker warrants with an exercise price of C$7.50, the exercise of 9,443,500 warrants with an exercise price of C$4.00 and of the outstanding share-based options with terms as follows:

Exercise price	Number outstanding at December 31, 2012	Expiry date	Number exercisable at December 31, 2012

C$4.20	345,000	February 5, 2013	345,000
C$1.12	12,500	January 15, 2014	12,500
C$3.31	70,000	June 2, 2014	70,000
C$3.10	225,000	July 2, 2014	225,000
C$3.10	75,000	July 17, 2014	75,000
C$4.01	320,000	October 6, 2014	320,000
C$6.50	50,000	December 13, 2014	50,000
C$6.19	1,327,500	May 26, 2015	1,327,500
C$8.00	256,250	March 17, 2016	256,250
C$4.59	1,375,000	February 16, 2017	859,375
C$3.74	2,117,500	June 7, 2017	1,058,750
C$3.74	1,150,000	October 16, 2017	287,500
C$3.74	835,000	November 7, 2017	208,750
	8,158,750		5,095,625
Weighted average contractual life remaining at December 31, 2012 (years)	3.66		3.12

There can be no assurance, whatsoever, that any of these outstanding securities will be exercised.

Historically, the Company’s operations have been primarily funded from share issuances through private placements and the exercise of warrants and share-based options. The Company has and may continue to have capital requirements in excess of its currently available resources. In the event the Company’s plans change, its assumptions change or prove inaccurate, or its capital resources in addition to projected cash flow, if any, prove to be insufficient to fund its future operations, the Company may be required to seek additional financing.

Although the Company has been successful in raising capital, there can be no assurance that the Company will have sufficient financing to meet its future capital requirements or that additional financing will be available on terms acceptable to the Company in the future.

Commitments

As at December 31, 2012, the Company did not have any significant contractual commitments, except as disclosed in notes 8 and 14 of the consolidated financial statements for the nine months ended December 31, 2012 and year ended March 31, 2012.

ASANKO GOLD INC. (Formerly Keegan Resources Inc.)

Management Discussion & Analysis
Nine months ended December 31, 2012 and year ended March 31, 2012

Reconciliation of previous financings

Reconciliation of Use of Proceeds from February 2011 Offering

Esaase Property Costs			Budget ($ 000s)	Actual ($ 000s)
Phase 1	Exploration	Drilling Assaying	11,200 1,680	3,461 2,552
	Development	Drilling	5,750	4,130
		Technical Drilling (Hydrogeo & Percussion)	500	-
		Assaying Metallurgy	862 500	- -
		Engineering Studies	2,250	11,146
		Wages and Overhead-Owners Development Team	2,000	1,495
	Sustainability (formerly Health, Safety, Environment and Community)		1,750	6,266
	Contingency (15%)		3,973	1,579
	Sub-Total:		30,465	30,629
Phase 2 (First 12 Months Only)	Engineering, Procurement, Construction Management		18,000	-
	Pre-Production excavation		3,750	-
	Infrastructure		7,000	-
	Mining Equipment Fleet		24,000	-
	Long Lead Process Plant Items		9,000	-
	Health Safety Environment and Community (HSEC)		1,750	-
	Camp Costs Camp Construction & Vehicles	Camp Operational Costs Camp Construction & Vehicles	9,475 5,000	4,751 952
	Wages and Overhead-Owners Development Team		4,000	-
	Contingency (15%)		12,295	-
	Sub-Total:		94,270	5,703
Total 24 month budget for Esaase Property			124,735	36,332
Corporate development and overhead (estimated at $500,000 per month)			12,000	20,612
Unallocated working capital and potential acquisitions			72,865	9,540
Total Use of Proceeds			$209,600	$66,484

ASANKO GOLD INC. (Formerly Keegan Resources Inc.)

Management Discussion & Analysis
Nine months ended December 31, 2012 and year ended March 31, 2012

Off-Balance Sheet Arrangements

None

Transactions with Related Parties

All transactions with related parties have occurred in the normal course of operations and are measured at their fair value as determined by the management. All amounts are unsecured, non-interest bearing and have no specific terms of settlement.

Related party transactions (recoveries):

	Nine months ended December 31, 2012	Year ended March 31, 2012

Universal Mineral Services Ltd.	$1,858,360	$-
Rock-on Exploration Ltd.	35,000	141,180
Other public companies	-	(1,275,881)
	$1,893,360	$(1,134,701)

Related party balances receivable (payable):

	December 31, 2012	March 31, 2012

Universal Mineral Services Ltd.	$(237,900)	$-
Universal Mineral Services Ltd. – prepaid deposit	138,201	-
Rock-on Exploration Ltd.	-	(41,532)
	$(99,699)	$(41,532)

Universal Mineral Services Ltd. (“UMS”) was a wholly owned subsidiary of the Company until March 30, 2012, at which time the Company disposed of a net 75% interest in UMS and relinquished control. UMS is now a private company with certain key management personnel and directors in common with the Company, and pursuant to an agreement dated March 30, 2012, provides geological, corporate development, administrative and management services to the Company on a cost recovery basis.

Rock-on Exploration Ltd. (“Rock-on”) is a private company controlled by a director of the Company. Pursuant to this geological consulting agreement, the Company paid $5,000 per month plus benefits until October 2012, when the director resigned. ($10,000 per month plus benefits for the year ended March 31, 2012).

During the year ended March 31, 2012, the Company recovered the cost of geological, corporate development, administrative and management services provided by UMS to several companies with directors and officers in common. As UMS is no longer a wholly owned subsidiary, the Company did not recover any costs from these related parties, subsequent to March 30, 2012.

ASANKO GOLD INC. (Formerly Keegan Resources Inc.)

Management Discussion & Analysis
Nine months ended December 31, 2012 and year ended March 31, 2012

Subsequent Events

On February 18, 2013, Asanko and PMI jointly announced that they had terminated the Arrangement in accordance with its terms. The decision came as a result of the mutual determination of Asanko and PMI that it was unlikely that PMI's shareholders would approve the Merger contemplated by the Arrangement. The termination of the Arrangement was not on account of any differences arising between the respective boards about valuation issues or on account of any new facts having come to their attention. Asanko and PMI agreed that no termination fee would be payable as a result of the mutual termination of the Arrangement and the parties released each other from all obligations in respect of the Arrangement.

Proposed Transactions

None

Critical Accounting Estimates

The presentation of financial statements requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period. Significant areas requiring the use of estimates include the assessment of impairment of mineral properties, measurement of asset retirement obligations and the valuation of share-based payments and foreign currency warrant liability. Actual results could differ from those estimates.

The accounting policies described below are considered by management to be essential to the understanding and reasoning used in the preparation of the Company’s financial statements and the uncertainties that could have a bearing on its financial results.

Asset retirement obligations: The fair value of a liability for an asset retirement obligation, such as site reclamation costs, is recognized in the period in which it is incurred if a reasonable estimate of the fair value of the costs to be incurred can be made. The Company records the estimated present value of future cash flows associated with site reclamation as a liability when the liability is incurred. Future costs are calculated using an estimated inflation rate in the country that the third party costs are expected to be incurred. At the end of each reporting period, the liability is increased to reflect the passage of time (accretion expense) and changes in the estimated future cash flows underlying any initial fair value measurements (additional asset retirement costs).

During the nine months ended December 31, 2012, the Company increased the asset retirement provision by $2.2 million due to a decrease in the discount rate, as noted below and an increase in the provision for the area acquired in the Land Swap Transaction.

The assumptions used to determined the Company’s asset retirement obligation are as follows:

Esaase project	Nine months ended	Year ended
	December 31, 2012	March 31, 2011

Undiscounted and uninflated estimated future cash obligation	$10,642,162	$8,532,476
Expected term until settlement	15 years	13 years
Discount rate	2.16%	2.23%

ASANKO GOLD INC. (Formerly Keegan Resources Inc.)

Management Discussion & Analysis
Nine months ended December 31, 2012 and year ended March 31, 2012

Share-based payments and foreign currency warrant liability: Management determines the fair value of share-based payments and foreign currency warrant liability using the Black-Scholes Option Pricing Model. Option pricing models require the input of highly subjective assumptions including the expected price volatility and the period in which the option will be exercised or the expected life of the options. The estimates concerning volatility are made with reference to historical volatility, which is not necessarily an accurate indicator of future volatility. Changes in the subjective input assumptions can materially affect the fair value estimate.

Development costs: Based on the positive results of the PFS, effective October 1, 2011, the Company commenced capitalizing all development costs associated with the Esaase Gold Project. Exploration and evaluation expenditures will now reflect those expenditures incurred to identify new deposits outside of the main Esaase deposit. Management has determined that the mineral interest and development costs that have been capitalized are economically recoverable. Management uses several criteria to assess economic recoverability and probability of future economic benefit including geological information, life of mine models, scoping and pre-feasibility studies, and existing permits and permitting programs.

Changes in Accounting Policies including Initial Adoption

There has been no change in significant accounting policies for the nine months ended December 31, 2012.

Financial Instruments and Other Instruments

As at December 31, 2012 the Company’s financial instruments consist of cash and cash equivalents, receivables, accounts payable and accrued liabilities, and share purchase warrants denominated in a currency different from the Company’s functional currency.

The following table summarizes the designation and fair value hierarchy under which the Company’s financial instruments are valued:

Level 1 – fair values based on unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2 – fair values based on inputs that are observable for the asset or liability, either directly or indirectly; and
Level 3 – fair values based on inputs for the asset or liability that are not based on observable market data.

The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

			December 31, 2012
	Category	Carrying value	Amount	Fair value hierarchy
Financial assets
Cash and cash equivalents	Loans and receivables	Amortized cost	$ 204,611,912	N/A
Receivables, excluding sales taxes refundable	Loans and receivables	Amortized cost	349,288	N/A
			$ 204,961,200

Financial liabilities
Accounts payable and accrued liabilities	Other financial liabilities	Amortized cost	$ 3,764,302	N/A
Foreign currency warrant liability	Fair-value-through profit and loss	Fair value	12,494,674	Level 2
			$ 16,258,976

ASANKO GOLD INC. (Formerly Keegan Resources Inc.)

Management Discussion & Analysis
Nine months ended December 31, 2012 and year ended March 31, 2012

March 31, 2012
	Category	Carrying value	Amount	Fair value hierarchy
Financial assets

Cash and cash equivalents	Loans and receivables	Amortized cost	$ 197,608,106	N/A
Receivables, excluding sales taxes refundable	Loans and receivables	Amortized cost	120,463	N/A

$ 197,728,569

Financial liabilities

Accounts payable and accrued liabilities	Other financial liabilities	Amortized cost	$ 4,813,773	N/A

$ 4,813,773

The risk exposure arising from these financial instruments is summarized as follows:

(a)	Credit risk

Credit risk is the risk of an unexpected loss if a customer or a financial instrument fails to meet its contractual obligations. The Company is subject to credit risk on the cash and cash equivalent balances held at banks in each of Canada and Ghana. The majority of the Company’s cash is held in Canadian based banking institutions, authorized under the Bank Act (Canada) to accept deposits. As at December 31, 2012, the receivables excluding refundable sales tax consist of interest receivable of $349,288 (March 31, 2012 - $120,463).

(b)	Liquidity risk

The Company’s approach to managing liquidity is to ensure that it will have sufficient liquidity to settle obligations and liabilities when due. As at December 31, 2012 the Company had a cash and cash equivalents balance of $204,611,912 (March 31, 2012 – $197,608,106) to settle current liabilities of $3,764,302 (March 31, 2011 - $4,813,773) that mainly consist of accounts payable that are considered short term and expected to be settled within 30 days.

(c)	Market risk

(i)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The Company’s cash and cash equivalents attract interest at floating rates and have maturities of 90 days or less  or maturity over ninety days but redeemable on demand without penalty. The interest is typical of Canadian banking rates, which are at present low, however the conservative investment strategy mitigates the risk of deterioration to the investment. A sensitivity analysis suggests that a change of 10 basis points in the interest rates would result in a corresponding increase or decrease in loss for the nine months ended December 31, 2012 of approximately $205,000 (year ended March 31, 2012 - $198,000).

ASANKO GOLD INC. (Formerly Keegan Resources Inc.)

Management Discussion & Analysis
Nine months ended December 31, 2012 and year ended March 31, 2012

(ii)	Foreign currency risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company has offices in Canada and Ghana and holds cash in Canadian, United States and Ghanaian Cedi currencies in line with forecasted expenditures.

A significant change in the currency exchange rates between the US dollar relative to Canadian dollar, Ghanaian Cedi and the Australian dollar (“AUD”) could have an effect on the Company’s results of operations, financial position or cash flows. At December 31, 2012 and March 31, 2012, the Company had no hedging agreements in place with respect to foreign exchange rates.

The Company is exposed to currency risk through the following financial assets and liabilities denominated in foreign currencies, expressed below in US dollar equivalents:

	December 31, 2012				March 31, 2012
	$	C	Ghana Cedis	AUD	$	C	Ghana Cedis	AUD

Cash and cash equivalents		$32,497,005	$77,540	$-		$37,758,640	$-	$-
Accounts payable		(1,308,118)	(59,436)	(87,348)		(707,148)	(300,132)	(669,309)
Net exposure		$31,188,887	$18,104	$(87,348)		$37,051,492	$(300,132)	$(669,309)

A 10% appreciation or deprecation of the above mentioned currencies compared with the US dollar would result in a corresponding increase or decrease in net assets of approximately $3,111,964 as at December 31, 2012 (March 31, 2012 - $3,608,205).

(iii)	Other price risk

Other price risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market prices, other than those arising from currency risk or interest rate risk. As at December 31, 2012 and March 31, 2012, the Company was not exposed to other price risk.

(d)	Fair values

(i)       Foreign currency warrant liability

The foreign currency share purchase warrants issued in the non-brokered private placement of November 5, 2012 have not been listed on an exchange and therefore do not trade on an active market. The fair value at December 31, 2012 of the foreign currency warrant liability associated with the issuance of these warrants was estimated using the Black-Scholes option pricing model with the following assumptions:

	December 31, 2012	March 31, 2012
Risk free interest rate	1.14%	-
Expected dividend yield	0%	-
Share price volatility	63%	-
Share price at the date of valuation	C$3.95	-
Expected life of warrants	1.85 years	-

ASANKO GOLD INC. (Formerly Keegan Resources Inc.)

Management Discussion & Analysis
Nine months ended December 31, 2012 and year ended March 31, 2012

(ii)	Other

The carrying values of cash and cash equivalents, receivables and accounts payable and accrued liabilities approximate their respective fair values due to the short-term nature of these instruments.

(e)  Items of income, expense, gains or losses arising from financial instruments

	Nine months ended December 31, 2012	Year ended March 31, 2012

Interest income from loans and receivable	$652,192	$1,557,889
Foreign exchange gain (loss)	348,334	(1,295,107)

Internal Control over Financial Reporting

Management is responsible for the establishment and maintenance of a system of internal control over financial reporting. This system has been designed to provide reasonable assurance that assets are safeguarded and that the financial reporting is accurate and reliable. These consolidated financial statements have been prepared by management in accordance with IFRS and in accordance with accounting policies set out in the notes to the consolidated financial statements for the nine months ended December 31, 2012. As at the end of the period covered by this management’s discussion and analysis, management evaluated the design and effectiveness of the Company’s internal control over financial reporting as required by Canadian securities laws.

There has been no material change in the Company’s internal control over financial reporting during the nine months ended December 31, 2012 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

ASANKO GOLD INC. (Formerly Keegan Resources Inc.)

Management Discussion & Analysis
Nine months ended December 31, 2012 and year ended March 31, 2012

Evaluation and Effectiveness of Disclosure Controls and Procedures

Evaluation of Disclosure Controls and Procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, have evaluated the design and effectiveness of the Company’s disclosure controls and procedures and the design and effectiveness of internal controls over financial reporting as required by Canadian securities laws, and have concluded that such procedures are adequate to ensure accurate and complete disclosures in public filings.

There are inherent limitations in all control systems and no disclosure controls and procedures can provide complete assurance that no future errors or fraud will occur. An economically feasible control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Summary of Outstanding Share Data

As of the date of this MD&A, there were 85,034,338 common shares of the Company issued and outstanding, 7,776,250 share purchase options outstanding and 9,443,500 share purchase warrants outstanding.

ASANKO GOLD INC. (Formerly Keegan Resources Inc.)

Management Discussion & Analysis
Nine months ended December 31, 2012 and year ended March 31, 2012

Forward-looking statements

This MD&A may contain “forward-looking statements” which reflect the Company’s current expectations regarding the future results of operations, performance and achievements of the Company, including but not limited to statements with respect to the Company’s plans or future financial or operating performance, the estimation of mineral reserves and resources, conclusions of economic assessments of projects, the timing and amount of estimated future production, costs of future production, future capital expenditures, costs and timing of the development of  deposits, success of exploration activities, permitting time lines, requirements for additional capital, sources and timing of additional financing, realization of unused tax benefits and future outcome of legal and tax matters.

The Company has tried, wherever possible, to identify these forward-looking statements by, among other things, using words such as “anticipate,” “believe,” “estimate,” “expect”, “budget”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

The statements reflect the current beliefs of the management of the Company, and are based on currently available information.  Accordingly, these statements are subject to known and unknown risks, uncertainties and other factors, which could cause the actual results, performance, or achievements of the Issuer to differ materially from those expressed in, or implied by, these statements. These uncertainties are factors that include but are not limited to risks related to international operations; risks related to general economic conditions and credit availability, uncertainty related to the resolution of legal disputes and lawsuits; actual results of current exploration activities, unanticipated reclamation expenses; fluctuations in prices of gold; fluctuations in foreign currency exchange rates, increases in market prices of mining consumables, possible variations in mineral resources, grade or recovery rates; accidents, labour disputes, title disputes, claims and limitations on insurance coverage and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, changes in national and local government regulation of mining operations, tax rules and regulations, and political and economic developments in countries in which the Company operates, as well as those factors discussed in the 40-F filing for the nine months ended December 31, 2012, available on SEDAR at www.sedar.com.

The Company’s management reviews periodically information reflected in forward-looking statements. The Company has and continues to disclose in its Management’s Discussion and Analysis and other publicly filed documents, changes to material factors or assumptions underlying the forward-looking statements and to the validity of the statements themselves, in the period the changes occur.

Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations.

Readers are cautioned there can be no certainty that when various alternative lower throughput studies, which are now underway, are completed and integrated, that the overall conclusions will suggest the Esaase project economics are significantly improved over the current (September 2011) prefeasibility study economic analyses completed by Lycopodium Minerals PTY Ltd., which is on file at www.SEDAR.com.